

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2020

Sijmen de Vries
Chief Executive Officer
Pharming Group N.V.
2333 CR Leiden
The Netherlands

> **Re: Pharming Group N.V.**
> **Form F-1**
> **Exhibit Nos. 10.3 and 10.5**
> **Filed November 25, 2020**
> **File No. 333-250984**

Dear Dr. de Vries:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance